AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

September 3, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Registration Statement on Form S-4

Filed August 1, 2014

File No. 333-197822

Dear Mr. Ingram:

This letter is in response to the comment letter, dated August 27, 2014, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of AECOM Technology Corporation (“AECOM”, the “Company”, “we” or “our”).   The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects such revisions and general updates to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s comment letter.  For the Staff’s convenience, we have set out the text of the comments from the comment letter in italics, followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.

General

1.              Please provide us with copies of the proxy card, election form and letter of transmittal that is being sent to URS stockholders along with the joint proxy statement/prospectus.

In response to the Staff’s comment, we have filed as Exhibits 99.8, 99.9 and 99.10 to Amendment No. 1 the form of Proxy Card for AECOM, the form of Proxy Card for URS and the form of Election Form and Letter of Transmittal, respectively.

2.              Please provide prominent disclosure on the cover page indicating that URS shareholders will not know at the time of the vote the number of shares or the amount of cash that they will receive in the merger. Also disclose the time period anticipated between the vote and closing of the merger.

In response to the Staff’s comment, we have added disclosure in bold face type on the cover page of Amendment No. 1 informing URS stockholders that they will not know at the time of the vote the number of shares of AECOM common stock or the amount of cash that they will receive in the merger.  We have also added disclosure to the cover page of Amendment No. 1 regarding the time period anticipated between the URS special meeting and the closing of the merger.

3.              The timing associated with the deadlines for voting and submission of the election form are not clear. It appears that URS shareholders may have the opportunity to make an election subsequent to a vote on the merger. If the deadlines are not the same, please advise us what consideration the parties gave to the applicability of the tender offer rules to the cash election component of the merger consideration.

Amendment No. 1 has been updated to include the election deadline and the date of the URS and AECOM special stockholder meetings.  As disclosed on pages ix, 5 and 141 of Amendment No. 1, the deadline for making an election is October 15, 2014, whereas, as disclosed on pages x, 17, 18, 42 and 49 the AECOM and URS special stockholder meetings will be held on October 16, 2014.  Since the election deadline precedes the date of the special meetings, the tender offer rules will not apply to the cash election component of the merger consideration.

Comparison of Stockholders’ Rights (See page 187), page 19

4.              Please revise this section to include a brief summary comparing the rights of the holders of common stock of AECOM and URS.

In response to the Staff’s comment, we have revised the section entitled “Comparison of Stockholders Rights” on page 19 of Amendment No. 1 to include a brief summary comparing the rights of holders of common stock of AECOM and URS.

The Merger, page 58

Background of the Merger, page 58

5.              Please discuss the merits of a possible strategic transaction between URS and AECOM discussed by the parties at the April 14, 2014.

In response to the Staff’s comment, we have added disclosure on page 63 of Amendment No. 1 regarding the merits discussed by the parties on April 14, 2014.

6.              We note that the parties discussed expected synergies at various meetings. Please elaborate on the nature of these synergies, and quantify them if possible.

In response to the Staff’s comment, we have added disclosure on pages 61, 72 and 73 of Amendment No. 1 regarding the nature of the expected synergies that were discussed by the parties at various meetings.  In addition, we have added disclosure on page 73 to reflect that at the July 1 and 2, 2014 meetings the parties discussed approaches to quantifying cost synergies, which ultimately resulted in AECOM forecasting $250 million of annual cost synergies from the transaction as disclosed on page 73 of Amendment No. 1.

URS’s Reasons for the Merger, Recommendation of the URS Board of Directors, page 96

7.              Please address what consideration, if any, the URS board gave to the fact that the Merger Agreement does not provide termination or walk-away rights to URS in the event of poor performance of AECOM’s common stock.

In response to the Staff’s comment and based on information provided by URS, the Company has revised the discussion on page 100 of Amendment No. 1.

The Merger Agreement, page 135

8.              We note that the representations and warranties are qualified by disclosure schedules. Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

In response to the Staff’s comment, please find below a list identifying the contents of all omitted disclosure schedules to the merger agreement.  AECOM has also included an agreement to furnish the Staff with copies of the omitted schedules in the exhibit index to Amendment No. 1.

URS Disclosure Letter

Section 2.4	Treatment of Equity-Based Awards
Section 3.1	Organization, Standing and Power
Section 3.2	Capital Stock
Section 3.3	Subsidiaries
Section 3.5	No Conflict; Consents and Approvals
Section 3.6	SEC Reports; Financial Statements
Section 3.9	Absence of Certain Changes or Events
Section 3.10	Litigation
Section 3.11	Compliance With Laws
Section 3.12	Benefit Plans
Section 3.13	Labor Matters
Section 3.14	Environmental Matters
Section 3.15	Taxes
Section 3.16	Contracts
Section 3.17	Insurance
Section 3.18	Properties

Section 3.19	Intellectual Property
Section 3.23	Certain Payments
Section 3.25	Customer Relations
Section 3.27	Government Contracts
Section 3.28	Trade Practices
Section 5.1	Conduct of Business
Section 8.3	Certain Definitions

AECOM Disclosure Letter

Section 4.2	Capital Stock
Section 4.3	Subsidiaries
Section 4.10	Litigation
Section 4.11	Compliance with Laws
Section 4.12(a)	Parent Plans
Section 4.13(d)	Tax Audits
Section 4.13(h)	Extension of Time for Tax Assessments or Deficiencies
Section 4.14	Contracts
Section 4.16(c)	Export Controls, Trade Embargoes and Economic Sanctions
Section 4.17	Trade Practices
Section 4.18(d)	Investigations Relating to Government Contracts or Government Bids
Section 8.3(b)	Knowledge Group

Conditions to the Completion of the Merger, page 157

9.              Please disclose explicitly which, if any, conditions have been satisfied. Also discuss the circumstances, if any, under which you would resolicit the vote upon waiver of any of the conditions.

In response to the Staff’s comment, we have identified on pages 11 and 157 of Amendment No. 1 the conditions to the merger that have been satisfied as of the date hereof.   In addition, we have supplemented the disclosure under the subheading “Amendments, Extensions and Waivers” on page 162 of Amendment No. 1 to discuss the circumstances in which AECOM and/or URS would resolicit the vote of their stockholders upon the waiver of any of the closing conditions.

Amendments, Extensions and Waivers, page 162

10.       If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Also disclose the date after which you would not waive any material conditions.

In response to the Staff’s comment, we have supplemented the disclosure under the subheading “Amendments, Extensions and Waivers” on page 162 of Amendment No. 1 to state how the parties will inform the AECOM and URS stockholders of any waivers of a material condition to the merger.  The Company supplementally advises the Staff that there is no per se deadline after which a material condition could not be waived by one or both parties to the transaction.  In the event that a material condition is waived, the parties will follow the procedures detailed under  the subheading “Amendments, Extensions and Waivers” on page 162 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 168

11.       Please note the updating requirements of Rule 11-02(c) of Regulation S-X.

In response to the Staff’s comment, the Company has updated the unaudited pro forma condensed consolidated financial information in Amendment No. 1 on pages 167 to 181.

Where You Can Find More Information, page 196

12.       Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. Please Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has updated the reports referenced in the section entitled “Where You Can Find More Information” in Amendment No. 1.

Exhibits

13.       We note that certain executive officers of URS will join AECOM upon completion of the merger. Please disclose whether these individuals have entered into employment agreements with the company and the terms of those agreements. Please include such agreements as Exhibits to your Form S-4.

In response to the Staff’s comment, we have included such disclosure on page 128 of Amendment No. 1.  As discussed therein, the Company has not entered into an employment agreement with any of the executive officers of URS that will join AECOM upon completion of the merger.  The Company therefore has not filed any employment agreements as exhibits to Amendment No. 1.

Acknowledgment

As requested by the Staff, the Company acknowledges that, in the event that the Company requests acceleration of the effective date of the registration statement:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-8038 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ David Y. Gan

David Y. Gan

Senior Vice President and Assistant General Counsel

cc:                    Michael S. Burke, President and Chief Executive Officer, AECOM Technology Corporation

Jonathan K. Layne, Partner, Gibson, Dunn & Crutcher LLP